Exhibit 99.1

NEWS RELEASE
Fourth Quarter and Year End 2015 Results Conference Call Correction

Vancouver, March 16, 2016 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) ("B2Gold" or the "Company") will release its fourth quarter and year end 2015 results before the North American markets open on Thursday, March 17, 2016.

B2Gold executives will host a conference call to discuss the results on Thursday, March 17, 2016 at 10:00 am PST / 1:00 pm EST. You may access the call by dialing the operator at 416-340-8527 or toll free at 800-355-4959 prior to the scheduled start time or, you may listen to the call via webcast by clicking  http://www.investorcalendar.com/IC/CEPage.asp?ID=174647. A playback version of the call will be available for one week after the call at 905-694-9451 or toll free at 800-408-3053 (pass code: 1816855).

About B2Gold Corp.

B2Gold is a Vancouver-based gold producer with four mines (two in Nicaragua, one in the Philippines and one in Namibia) and one mine under construction in Mali. In addition, the Company has a portfolio of development and exploration assets in Mali, Nicaragua, Namibia, the Philippines, Colombia and Burkina Faso.

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean Katie Bromley
Vice President, Investor Relations                     Manager, Investor Relations & Public Relations
604-681-8371 604-681-8371